Free Writing Prospectus
Filed Pursuant to Rule 433
Registration Statement No. 333-132201
Dated April 29, 2008

TOYOTA MOTOR CREDIT CORPORATION

2Yr NC 1Yr Callable Floating To Fixed Rate Notes (the “Notes”)

General
Issuer:	Toyota Motor Credit Corporation (“TMCC”)
Issuer Rating:	Aaa/AAA
Underwriter:	Deutsche Bank Securities Inc.
CUSIP:	89233PW44
Principal Amount:	US $83,000,000 (may be increased prior to Issue Date)
Trade Date:	April 29, 2008
Issue Date:	May 7, 2008
Stated Maturity Date:	May 7, 2010, subject to the Issuer’s Call Option
Issue Price:	100%
Net Proceeds to Issuer:	100%
Underwriter’s Discount or Commission:
0.00%
The Underwriter or its affiliate will enter into swap transactions with TMCC to hedge TMCC’s obligations under the Notes.  The Underwriter and its affiliates expect to realize a profit in connection with these swap transactions.

Business Days for Payment:	New York
Minimum Denominations:	$10,000 and $10,000 increments thereafter
Settlement:	DTC
Form of Note:	Book-entry only
Calculation Agent:	Deutsche Bank Trust Company Americas
Original Issue Discount:	Please see “United States Federal Income Tax Considerations” below and the discussion under “United States Federal Income Taxation” in the pricing supplement.

Issuer's Call Option:
The Issuer has the right on May 7, 2009 and on each Interest Payment Date thereafter (each a “Call Date”), provided that the Issuer gives 10 calendar days' notice to the investor, to call the Notes in whole, but not in part, at the Redemption Price.  All amounts that may otherwise be payable following the Call Date shall cease to be payable. Notwithstanding the above, all interest payments due on the Call Date shall be made in full regardless of any call of the Notes by the Issuer.

Redemption Price:	100% of the Principal Amount
United States Federal Income Tax Considerations:
Although the treatment of the Notes for U.S. federal income tax purposes is not entirely clear, TMCC intends to treat the Notes as obligations subject to the Treasury Regulations governing variable rate debt instruments, and the discussion herein assumes this treatment.  Based on certain information received by TMCC from the Underwriter, TMCC expects that the Notes will be issued with original issue discount (“OID”), which the U.S. Holder will be required to accrue as interest income.  Please read carefully the discussion under the section “United States Taxation – Material United States Tax Considerations for U.S. Holders – Original Issue Discount” in the prospectus supplement dated March 7, 2006 concerning the U.S. federal income tax treatment of the Notes and the discussion under the section “United States Federal Income Taxation” in the related pricing supplement.  The amount of OID, if any, will be provided in the pricing supplement.  Holders should consult their tax advisors in regard to the U.S. federal income tax treatment of the Notes, including any alternative characterizations.

Interest
Interest Rate:
During the period from and including:

(a)    Issue Date to but excluding May 7, 2009 (the “Floating Rate Period”):

3m-USD-LIBOR + 0.25%

For the purpose of determining the 3m-USD-LIBOR applicable to a quarterly Interest Period, the 3m-USD-LIBOR will be the 3m-USD-LIBOR on the Interest Determination Date that is immediately prior to the Issue Date or the related Interest Reset Date, as applicable.

“3m-USD-LIBOR” is the USD-LIBOR-BBA rate with a designated maturity of 3 months as published on Reuters Page LIBOR01 (or a successor page) at 11:00 a.m. London time.

(b)   May 7, 2009 to but excluding the Stated Maturity Date (the “Fixed Rate Period”):

3.25% per annum

Interest Payment Dates:	Quarterly, on each February 7, May 7, August 7, and November 7, commencing August 7, 2008 (the “First Interest Payment Date”) to and including the Stated Maturity Date.
Interest Determination Date:	During the Floating Rate Period, a day that is two (2) London Banking Days prior to either the Issue Date or an Interest Reset Date.

Interest Reset Dates:	Each of the following dates in the Floating Rate Period: August 7, 2008, November 7, 2008 and February 7, 2009.
Interest Period:
The quarterly period from and including the Issue Date (in the case of the First Interest Payment Date) or previous Interest Payment Date, as applicable, to but excluding the next Interest Payment Date.

Governing Law:	New York
Day Count Convention:	Floating Rate Period: Actual/360 Fixed Rate Period: Actual/360
Business Day Convention:	Modified Following

This term sheet relates to the Prospectus dated March 7, 2006, as supplemented by the Prospectus Supplement dated March 7, 2006, which can be found at: http://www.sec.gov/Archives/edgar/data/834071/000104746906002954/a2168048z424b3.htm

Note: A credit rating is not a recommendation to buy, sell or hold securities, and may be subject to revision or withdrawal at any time.

The issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates.  Before you invest, you should read the prospectus in the registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering.  You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov.  Alternatively, you may obtain a copy of the prospectus from Deutsche Bank Securities Inc. by calling toll free 1-800-503-4611.

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